Exhibit (a)(5)(A)

FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P. Commence Tender Offer for up to 7,500,000 Class A Ordinary Shares of Pathfinder Acquisition Corporation

NEW YORK, December 5, 2022 - FP Credit Partners II, L.P. (“FPCP”) and FP Credit Partners Phoenix II, L.P. (“FPCPP” and together with FPCP, the “Purchasers”) have commenced a cash tender offer to purchase up to an aggregate of 7,500,000 Class A Ordinary shares, $0.0001 par value per share (each, a “Class A Share”), of Pathfinder Acquisition Corporation, a Cayman Islands Exempted company incorporated with limited liability (NASDAQ: PFDR) (the “Company”), at a price of $10.00 in cash per Class A Share, without interest on the purchase price and less any applicable withholding taxes. Each of the Class A Shares was sold, together with one-fifth of one redeemable warrant exercisable for one Class A Share, as part of the units issued in the Company’s initial public offering pursuant to a prospectus dated February 16, 2021. Beginning on April 9, 2021, holders of the units sold in the Company’s initial public offering were able to elect to separate the units into their component parts and begin trading the Class A Shares and warrants separately. The Purchasers are making an offer, upon the terms and subject to the conditions set forth in the Purchasers’ Offer to Purchase, dated December 5, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, dated December 5, 2022 (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON JANUARY 4, 2023, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE,” AND 11:59 P.M. ON THE EXPIRATION DATE, THE “EXPIRATION TIME”) OR EARLIER TERMINATED.

The Offer is subject to customary closing conditions. There is no financing condition to the Offer.

Holders interested in tendering their Class A Shares must do so in accordance with the procedures set forth in the Offer to Purchase. Complete terms and conditions of the Offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials, which are being filed today by the Purchasers with the Securities and Exchange Commission (the “SEC”).

Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from D.F. King & Co., Inc., the information agent for the Offer. Questions regarding the Offer and requests for assistance in connection with the Offer may be directed to D.F. King by contacting (866) 207-3626 (toll free). Banks and brokers may contact D.F. King at (212) 269-5550. American Stock Transfer & Trust Company, LLC is acting as depositary for the Offer.

About Francisco Partners

Francisco Partners is a leading global investment firm that specializes in partnering with technology and technology-enabled businesses. Since its launch over 20 years ago, Francisco Partners has invested in more than 400 technology companies, making it one of the most active and longstanding investors in the technology industry. With approximately $45 billion in capital raised, the firm invests in opportunities where its deep sectoral knowledge and operational expertise can help companies realize their full potential. For more information on Francisco Partners, please visit www.franciscopartners.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release. You should carefully consider these and other uncertainties described in the Offer to Purchase and the other tender offer documents that have been or will be delivered to you or filed by the Purchasers with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. None of the Purchasers or any of their affiliates give any assurance that they will achieve their expectations. The inclusion of any statement in this press release does not constitute an admission by the Purchasers, their affiliates or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This press release is provided for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Purchasers are filing today (or that the Company will file) with the SEC, including among other materials a tender offer statement on Schedule TO containing the Offer to Purchase, the Letter of Transmittal, and other materials relating to the Offer. HOLDERS OF CLASS A SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR CLASS A SHARES. The Offer to Purchase and related Letter of Transmittal will be made available free of charge at the SEC’s website at www.sec.gov.

Contacts

Whit Clay

Sloane & Company

wclay@sloanepr.com

917-601-6012